Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three months ended March 31, 2008

(Unaudited)

Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings(a)	$2,568	$2,568
Plus
Interest included in expense(b)	6,262	6,262
One-third of rental expense(c)	88	88
Adjusted “earnings”	$8,918	$8,918

Fixed charges
Interest included in expense(b)	$6,262	$6,262
Interest capitalized	18	18
One-third of rental expense(c)	88	88
Total fixed charges	$6,368	$6,368

Ratio of earnings to fixed charges	1.40

Preferred stock dividend requirements		$–

Ratio of earnings before provision for income taxes to earnings from
continuing operations		1.03

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		6,368

Total fixed charges and preferred stock dividend requirements		$6,368

Ratio of earnings to combined fixed charges and preferred stock dividends		1.40

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.